Exhibit 99.1

Navigator Gas Announces Signing of $133.7 Million Secured Term Loan For Financing of Two Newbuild Vessels

LONDON, March 2, 2026 – Navigator Holdings Ltd. (“Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce that today, its subsidiaries, Navigator Parsec L.L.C. and Navigator Pleione L.L.C. (the “Borrowers”), entered into a senior secured pre- and post-delivery term loan (the “Facility Agreement”) with ABN AMRO Bank N.V., Crédit Agricole Corporate & Investment Bank and Nordea Bank Abp, filial i Norge (together, the “Lenders”), pursuant to which the Lenders have agreed to make available to the Borrowers up to $133,770,000, subject to the terms and conditions set out in the Facility Agreement.

The loan will be used to finance up to 65% of the Borrowers’ payments of the pre-delivery and delivery instalments to Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd. under the shipbuilding contracts entered into in November 2024, in connection with the construction of two 48,500 cubic metre capacity liquefied ethylene gas carriers (the “Newbuild Vessels”), as previously announced on November 20, 2024. The remaining portion of the pre-delivery and delivery instalments for the Newbuild Vessels will be funded from the Company’s available cash resources. The Newbuild Vessels are scheduled to be delivered to the Borrowers in November 2027 and January 2028, respectively.

The Facility Agreement has a post-delivery tenor of five years, is secured by, among other things, mortgages over the Newbuild Vessels, and amounts outstanding will bear interest on a quarterly basis at SOFR plus 1.50%. Obligations of the Borrowers under the Facility Agreement are guaranteed by the Company and Navigator Gas L.L.C. and the Facility Agreement also contains certain conditions, covenants and events of default.

Gary Chapman, Chief Financial Officer, commented:

“Securing funding for two of our vessels under construction on highly competitive terms from a supportive banking group represents an important milestone as we advance our newbuilding program and continue renewing our fleet. The terms achieved will allow us to deliver state-of-the-art vessels that enhance our fleet capabilities, support our customers’ long-term needs, and continue to deliver long-term value to our shareholders”.

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 55 semi- or fully-refrigerated liquefied gas carriers, 24 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com

Randy Giveans

EVP - Investor Relations & Business Development

Email: randy.giveans@navigatorgas.com

1200 Smith Street, Suite 1000, Houston, Texas, U.S.A. 77002

Tel: +1-713-373-6197

Alexander Walster

Media Contact

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial